Exhibit 1
		SRE Controls
		Calculation of CVF becoming minority shareholder
		Effective March 25, 2004

Sales 1/1/04 to 3/31/04		$628,563	# days 1/1/04 to 3/31/04		64

Sales 3/25/04 to 3/31/04		$95,510	# days 3/25/04 to 3/31/04		5
(see below)
Percentage		15.19%	Percentage		7.81%

			As stated			CVF
			3/31/2004	15.19%	7.81%	Consol. $

	Sales		($628,563)	($95,510)		($533,053)
	COGS		$444,662	$67,544		$377,118
	Admin expenses		$222,573		$17,383	$205,190
	Bank charges		$3,302		$258	$3,044
	Depreciation		$9,000		$703	$8,297
	Interest expense		$11,489		$897	$10,592
	R&D		$125,856		$9,829	$116,027
	Sales & Marketing		$104,850		$8,189	$96,661
	Foreign exchange		$21,842		$1,706	$20,136
	Misc expense		($473)		($37)	($436)
	Net Loss		$314,538	($27,966)	$38,928	$303,576

Sales by date:
25-Mar-04	$0.00
26-Mar-04	$43,783.75
29-Mar-04	$24,131.41
30-Mar-04	$398.65
31-Mar-04	$27,195.71
	$95,509.52